Exhibit 99.2

PRESS RELEASE

ERYTECH establishes a financing facility with the implementation of an at-the-market program on Nasdaq with Cowen

Lyon (France), September 21, 2020 - ERYTECH Pharma (Euronext Paris : ERYP - Nasdaq : ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating drug substances in red blood cells (the “Company”), today announced the implementation of an at-the-market program allowing the Company to issue and sell ordinary shares in the form of American Depositary Shares (“ADSs”), to eligible investors at market prices, with aggregate gross sales proceeds of up to $30,000,000 (subject to a regulatory limit of 20% dilution), from time to time, pursuant to the terms of a sales agreement with Cowen acting as sales agent.

The ATM program will allow the Company to issue ordinary shares in the form of ADSs, each representing one ordinary share of the Company, that may be sold through Cowen, at the Company’s discretion and instruction, at prevailing market prices on Nasdaq from time to time, without shareholders’ preferential subscription rights, for an aggregate offering amount of up to $30 million, being specified that the maximum number of new shares to be admitted on the regulated market of Euronext Paris is capped at 20% of the number of shares admitted to trading on such market, including shares admitted without prospectus during the last twelve months at the date of their issuance. Only eligible investors (as described in greater detail below) may purchase ADSs under the ATM program. The ATM program will be effective until September 21, 2023, unless terminated prior to such date in accordance with the sales agreement or the maximum number of ADSs to be sold thereunder has been reached.

The establishment of this financing facility follows the resolutions adopted at the Company’s Annual General Meeting of Shareholders on June 26, 2020. A new shelf registration statement on Form F-3 was filed by the Company with the U.S. Securities and Exchange Commission on September 21, 2020 to roll over the Company’s previously filed shelf registration and to cover the ATM program, but has not yet become effective.

The ADSs and the ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to the 25th resolution adopted by the Annual General Meeting of Shareholders held on June 26, 2020. The new ordinary shares to be sold in the form of ADSs would be issued in one or more offerings at market prices of the ADSs at the time of pricing of the considered capital increase.

The ATM program may only be issued to the categories of investors defined in the 25th resolution described above including natural or legal persons, including companies, trusts or investment funds or other investment vehicles whatever their form, governed by French or foreign law and investing on a regular basis in the pharmaceutical, biotechnological or medical technology sectors and/or companies, institutions or entities, whatever their form, governed by French or foreign law, that carry out a significant part of their activities in the pharmaceutical, cosmetic or chemical sectors or in medical devices and/or technology or in research in these sectors. The new ordinary shares will be admitted to trading on the regulated market of Euronext Paris and the issued ADSs will trade on Nasdaq.

The Company expects to use the net proceeds from sales of any ADSs and ordinary shares issued under the ATM program primarily to fund the research and development of its product candidates, and for working capital and general corporate purposes.

On an illustrative basis, assuming the issue of 4,016,064 ADSs at a price of $7.47 (or €6.331) the last reported sale price of the ADSs on Nasdaq on September 17, 2020, for the maximum gross proceeds of $30,000,000 (or €25,430,1942), a holder of 1% of the outstanding Company’s share capital as of the date of this press release, would hold 0.83% of the outstanding Company’s share capital after the completion of the transaction (calculated on the basis of the number of outstanding shares on the date of publication of this press release).

During the term of the ATM program, the Company will publish a quarterly communication as part of the publication of its quarterly results, as well as an update after each capital increase on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM program from time to time.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. When available, copies of the prospectus supplement and the accompanying prospectus relating to these securities may be obtained from Cowen, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, by email at PostSaleManualRequests@broadridge.com or by telephone at (833) 297-2926. No prospectus will be subject to the approbation of the Autorité des Marchés Financiers (“AMF”).

This press release does not constitute an offer to sell or a solicitation to buy the securities mentioned and no sale of such securities will be made in any state or province in which such offer, solicitation or sale would be unlawful until the securities are registered or their distribution is permitted under the securities laws of that state or province.

Information available to the public

No prospectus will be filed with the AMF. Detailed information concerning the Company, in particular with regard to its business, results, forecasts and corresponding risk factors, is provided in (i) the Company’s 2019 universal

[1]	Based on a USD-EUR conversion rate of 1.1797.
[2]	Based on a USD-EUR conversion rate of 1.1797.

registration document, filed with the AMF on March 19, 2020 and under number D. 20-0140, and (ii) the 2020 half-year financial report published on September 21, 2020. These documents, as well as other regulated information and all of the Company’s press releases, are available on its website and on the AMF website (www.amf-france.org) and are available free of charge on request at the Company’s registered office at 60 Avenue Rockefeller, Bâtiment Adénine - 69008 Lyon, France.

About ERYTECH:

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.

ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in second-line acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker symbol: ERYP) and on the regulated market of Euronext Paris (ISIN code: FR0011471135; ticker symbol: ERYP). ERYTECH is included in the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indices.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915-2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the business strategy of ERYTECH, the possible sales of ADSs pursuant to the ATM program and statements of the current intended use of proceeds from the sale of ADSs, if any. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Real events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, real results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Documents filed by ERYTECH with the French Autorité des Marchés Financiers and the U.S Securities and Exchange Commission, also available on ERYTECH’s website describe such risks and uncertainties. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

Disclaimer

This announcement does not, and shall not, in any circumstances constitute a public offering nor an invitation to solicit the interest of the public in France, the United States, or in any other jurisdiction, in connection with any offer.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This announcement is not an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”).

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2- of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) as defined in article 2(e) of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1(4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” (people with professional investment experience) falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This document does not constitute an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States or any other jurisdiction where such offer may be restricted. The Company’s securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an applicable exemption from registration under the Securities Act.